Hawaiian Ola Brewing Corporation
Unaudited Financial Statements For the Year Ending December 31, 2015

May 13th, 2016

Hawaiian Ola Brewing Corporation
Balance Sheet
December 31, 2015

Assets

		Amount
Current Assets		
Cash		$ 0
	Total Current Assets	$ 0
	Total Assets	$ 0

Liabilities and Members Equity

Members Equity		
Member Contributions		$ 0
Retained Earnings		$ 0
	Total Stockholder Equity	$ 0
	Total Liabilities and Stockholders Equity	$ 0

Hawaiian Ola Brewing Corporation
Income Statement
December 31, 2015

	Amount
Current Assets	
General and Administrative	$ 0
Organizational Cost	$ 0
Non-Production Labor Costs	$ 0
Total Operating Expenses	**$ 0**
Income from Operations	**$ 0**
Net Income	**$ 0**

Hawaiian Ola Brewing Corporation
Statement of Cash Flows
December 31, 2015

_____

	Amount
Cash Flows from Operating Activities	
Net Income for the Year	$ 0
Net Cash Flow From Operating Activities	**$ 0**
Cash Flow from Financial Activities	
Member Contributions	$ 0
Net Cash Flow from Investing Activities	**$ 0**
Cash at Beginning of Period	**$ 0**
Cash at End of Period	**$ 0**

Hawaiian Ola Brewing Corporation
Statement of Cash Flows
December 31, 2015

_____

ORGANIZATION AND NATURE OF ACTIVITIES

Hawaiian Ola Brewing Corporation ("the Company") is a development stage company that intends to manufacture, market, and distribute Beer and Hard Cider at retail outlets, bars and its own brew pub.

The company is currently engaged in efforts to raise additional capital through an equity crowd-funding campaign conducted under the provisions of Title III of the JOBS Act. The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to expand operations in the United States.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Income

The Company derives income solely from the manufacturing, marketing, and distribution of alcoholic beverages. For the year ended December 31, 2015, the Company engaged in startup and organizational activities only and earned no revenue.

Federal Income Taxes

The Company has elected to be treated as a corporation under the US Internal Revenue Code. The Company's return for Fiscal Years 2015 falls within the statutory period of review by the IRS, which is normally three years from the date the return was originally due.

State Taxes

The Company NOTES TO FINANCIAL STATEMENTS (CONTINUED) UNAUDITED:

The Company is subject to income tax in states where the company has both nexus and income. For 2015, this was in the State of Hawaii only. The Company reported no operations for 2015, thus no state income tax expense has been recorded in the statements. The Company's return for Fiscal Year 2015 falls within the statutory period of review by the State of Hawaii, which is normally four years from the date the return was originally due.

CONCENTRATIONS

The company maintains its cash accounts at a single financial institution. Cash balances in demand deposit accounts are insured by the Federal Deposit Insurance Corporation up to $250,000.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 13, 2016, the date that the financial statements were available to be issued.

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